CUSIP No. 81731K101

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.
13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

5. SOLE VOTING POWER

N/A


6. SHARED VOTING POWER

792319

7. SOLE DISPOSITIVE POWER

N/A

8. SHARED DISPOSITIVE POWER

792319

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

792319

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

8.1%

12. TYPE OF REPORTING PERSON*

BK

Item 1 (a). Name of Issuer:

Sentry Technology Corp.


Item 1 (b). Address of issuer's principal executive offices:

350 Wireless Blvd.
Hauppauge, NY  11788

Item 2 (a). Name of person filing:

Brown Brothers Harriman & Co.

Item 2(b). Address of principal business office:

59 Wall Street
New York City, NY 10005

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of class of securities:

Common

Item 2(e). CUSIP Number:

81731K101


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)  / X /  Bank as defined in Section 3(a)(6) of the Act.

(g) / __ / Parent holding company, in accordance with Subsection 240 13d-1(b)(ii)(G).

Item 4. Ownership:

	(a)	Amount beneficially owned:

		792319

	(b)	Percent of class:

		8.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

			N/A

(ii)	Shared power to vote or to direct the vote

			792319

(iii)	Sole power to dispose or to direct the disposition of

			N/A

(iv)	Shared power to dispose or to direct the disposition
of

                 792319


Item 5. Ownership of 5 Percent or Less of a Class



Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Trust U/W/O Arthur J. Minasy

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company

        N/A


Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

       N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Nov. 3, 1999
BROWN BROTHERS HARRIMAN & CO.
By:   Richard Stork
      Compliance Officer